March 26, 2019

Securities and Exchange Commission

Attn: Mr. Ruairi Regan

Division of Corporate Finance

Washington DC 20549

Re:

BioNexus Gene Lab Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed February 25, 2019

File No. 333-229399

Dear Mr. Regan:

On behalf of our client, BioNexus Gene Lab Corporation, a Wyoming corporation (the “Company”), we are filing herewith an Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2019.  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of its letter dated March 4, 2019 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

Amendment No. 1 to Registration Statement on Form S-1

Financial Statements and Exhibits, page II-1

1. Please amend your filing to include updated audited consolidated financial statements for the year ended December 31, 2018. Your discussion in MD&A and elsewhere in the filing should be similarly revised to include updated financial information for the year ended

December 31, 2018. Refer to Rule 8-08(b) of Regulation S-X.

Company Response: The Amendment contains updated audited consolidated financial statements for the year ended December 31, 2018. The MD&A discussion and other information elsewhere in the filing has been updated to include updated financial information for the year ended December 31, 2018.

Report of Independent Registered Public Accounting Firm, page II-2

2. The report date referenced in the consent of the independent registered public accounting firm included as exhibit 23 of February 25, 2019 is inconsistent with the report date of the report of the independent registered public accounting firm of December 17, 2018 included on page II-2 of your registration statement. Please revise so that these report dates are consistent.

Company Response: The report date in the consent of the independent registered public accounting firm included as Exhibit 23 is now consistent with the report date of the report of the independent registered public accounting firm.

Signatures, page II-21

3. We reissue prior comment 7. It remains unclear who is your controller or principal accounting officer. Please identify your controller or principal accounting officer and include their signature. See Instruction 1 to the Signatures to Form S-1.

Company Response: Please see revised signature page of the Amendment.

If the you have further comments regarding the Amendment, please so advise.

Sincerely yours,

/s/ Daniel H. Luciano

Daniel H. Luciano

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